

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2009

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

    Re: **Banco Bilbao Vizcaya Argentaria, S.A.**
           Form 20-F for the Fiscal Year Ended December 31, 2008
           File No. 001-10110

Dear Mr. Gonzalez Cid:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

    Sincerely,

    Christian Windsor
    Special Counsel